15

06010268

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sutton Park International Ltd ~~Mass Financial Corp.~~

*CURRENT ADDRESS 8th Floor, Dina House
Ruttonjee Centre
11 Duddell Street
Central, Hong Kong SAR
China

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 18 2006
THOMSON FINANCIAL

FILE NO. 82- 34941 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/11/06

Exhibit 1

Form 5

82-34941

RECEIVED

2006 JAN -5 P 1:07

COMPANIES ACT OF BARBADOS

OF INTERNATIONAL CORPORATE FINANCE

(Section 33 and 203)

ARTICLES OF AMENDMENT

1. Name of Company

SUTTON PARK INTERNATIONAL LIMITED

2. Company Number

22314

3. The articles of the above named company are amended as follows:

1. Pursuant to section 197(1)(a) of the Companies Act Chapter 308 of the Laws of Barbados (the "Companies Act"), that the name of the Company is hereby changed from Sutton Park International Limited to **MASS FINANCIAL CORP.**

2. Pursuant to section 197(1)(d) of the Companies Act, Item 2 of the Articles of Continuance be amended to provide for new classes of shares designated as Common Shares, Class A Common Shares, Class A Preferred Shares and Class B Preferred Shares issuable in series, and to provide for the rights, privileges and restrictions of the Common Shares, Class A Common Shares, Class A Preferred Shares and Class B Preferred Shares issuable in series.

4. Pursuant to section 197(1)(k) of the Companies Act, that item 4 of the Articles of Continuance be deleted in its entirety, and that the following provision be substituted in its place:

"There shall be a minimum of 1 director and a maximum of 20 directors."

6. Pursuant to section 197(1)(m) of the Companies Act, that item 6 of the Articles of Continuance be deleted in its entirety, and that the following provision be substituted in its place:

"Any invitation to the public to subscribe for any shares or debentures of the Company is prohibited in Barbados."

The existing provisions of the said Items 1, 2, 4 and 6 are hereby deleted in their entirety, and the attached Schedules are substituted therefor.

The annexed Schedules I and II are incorporated to this form.

Date:	December 27, 2005	Signature:	David G. Csumrik	Title:	Director

For Ministry use only

Company Number: Filed:

COMPANIES ACT OF BARBADOS
(Sections 33 and 203)

ARTICLES OF AMENDMENT

Name of Company:	Company No.:
SUTTON PARK INTERNATIONAL LIMITED	**22314**

SCHEDULE II

RESOLVED as a Special Resolution of **SUTTON PARK INTERNATIONAL LIMITED** that:

1. Pursuant to section 197(1)(a) of the Companies Act Chapter 308 of the Laws of Barbados (the "Companies Act"), that the name of the Company is hereby changed from Sutton Park International Limited to **MASS FINANCIAL CORP.**

2. Pursuant to section 197(1)(d) of the Companies Act, Item 2 of the Articles of Continuance be amended to provide for new classes of shares designated as Common Shares, Class A Common Shares, Class A Preferred Shares and Class B Preferred Shares issuable in series and to provide for the rights, privileges and restrictions of the Common Shares, Class A Common Shares, Class A Preferred Shares and Class B Preferred Shares issuable in series.

3. Pursuant to section 197(1)(k) of the Companies Act, that item 4 of the Articles of Continuance be deleted in its entirety, and that the following provision be substituted in its place:

"There shall be a minimum of 1 director and a maximum of 20 directors"

4. Pursuant to section 197(1)(m) of the Companies Act, that item 6 of the Articles of Continuance be deleted in its entirety, and that the following provision be substituted in its place:

   "Any invitation to the public to subscribe for any shares or debentures of the Company is prohibited in Barbados"

5. any one Officer or Director of the Company be authorised and directed to deliver Articles of Amendment, in duplicate, in the prescribed form to the Registry of Corporate Affairs & Intellectual Property on behalf of the

Company and to sign and execute all documents and do all things necessary in connection with the foregoing resolutions; and

6. the Board of Directors of the Company be authorised to revoke this Special Resolution without approval of the Shareholders of the Company at any time before it is acted upon.

I, **David Csumrik**, a Director of **Sutton Park International Limited** do certify that the above is a true and correct copy of a special resolution of the Shareholder duly adopted by the Company on the 22nd day of December, 2005 and that such resolution is in full force and effect.

Dated this 27th day of December, 2005

David G. Csumrik
Director

FORM 5

COMPANIES ACT OF BARBADOS
(Sections 33 and 203)

ARTICLES OF AMENDMENT

Name of Company:	**Company No.**
SUTTON PARK INTERNATIONAL LIMITED	**22314**

SCHEDULE I

2. The classes and maximum number of shares the Company is authorised to issue:

The Company shall be authorised to issue:-

(i) an unlimited number of shares of a class designated as Common Shares;
(ii) an unlimited number of shares of a class designated as Class A Common Shares;
(iii) an unlimited number of shares of a class designated as Class A Preferred Shares; and
(iv) an unlimited number of shares of a class designated as Class B Preferred Shares, issuable in series.

1. <u>DEFINITIONS</u>

1. For the purposes of this Schedule, the following terms shall have the following meanings:

1.1 **Common Shares**" means the Common Shares authorized by the Constating Documents which were issued by the Company and which were exchanged for the Class A Preferred Shares and the Class A Common Shares;

1.2 "**Common Shareholders**" means the registered holders of the Common Shares or the Class A Common Shares, as applicable;

Date	Signature	Title
December ___, 2005	David G. Csumrik	Director

1.3 "**Company**" means Mass Financial Corp. (previously, Sutton Park International Limited);

1.4 "**Class A Common Shares**" means the Class A Common Shares authorized by the Constating Documents, which, together with the Class A Preferred Shares, were issued in exchange for the Common Shares;

1.5 "**Class A Preferred Shares**" means the Class A Preferred Shares authorized by the Constating Documents and issued by the Company, together with the Class A Common Shares, in exchange for the Common Shares;

1.6 "**Class A Preferred Shareholders**" means the registered holders of the Class A Preferred Shares;

1.7 "**Class B Preferred Shares**" means the Class B Preferred Shares authorized by the Constating Documents;

1.8 **Constating Documents**" means the Articles of Continuance of the Company, as amended;

1.9 "**Cumulative Redemption Amount**" in respect of a Class A Preferred Share means the aggregate of the Redemption Amount plus the amount of any dividends payable on the Class A Preferred Shares under section 3.6.8 of this Schedule;

1.10 "**Initial Redemption Amount**" in respect of a Class A Preferred Share means the amount equal to the quotient contained by dividing (i) the fair market value of the Common Shares, at the time the Common Shares were exchanged for the Class A Preferred Shares and the Class A Common Shares, less $100, by (ii) the number of Class A Preferred Shares issued at the time the Common Shares were exchanged for the Class A Preferred Shares and the Class A Common Shares;

1.11 **"Preferred Shareholders"** means the registered holders of the Class A and the Class B Preferred Shares;

1.11 **"Preferred Shares"** means the Class A Preferred Shares and the Class B Preferred Shares;

1.13 "**Redemption Amount**" means the redemption amount of each Class A Preferred Share as calculated in accordance with section 3.4.4 of this Schedule;

1.14 "**Redemption**" means the repurchase by the Company, at the direction of the Company, of all or any of the then outstanding and issued Class A Preferred Shares from time to time as provided for by section 3.4 of this Schedule;

Date	Signature	Title
December ___, 2005	David G. Csumrik	Director

1.15 "**Redemption Notice**" has the meaning set out in section 3.4.1 of this Schedule;

1.16 "**Redemption Priority Special Dividend**" has the meaning set out in section 3.4.5(a) of this Schedule;

1.17 "**Retraction**" means the repurchase by the Company, at the direction of a Class A Preferred Shareholder, of all or any of the then outstanding and issued Class A Preferred Shares held by such Class A Preferred Shareholder from time to time as provided for by section 3.6 of this Schedule;

1.18 "**Retraction Notice**" has the meaning set out in section 3.6.2 of this Schedule;

1.19 "**Retraction Priority Special Dividend**" has the meaning set out in section 3.6.4(a) of this Schedule;

1.20 "**Sale Priority Special Dividend**" has the meaning set out in section 3.7.1(a) of this Schedule; and

1.21 "**Surplus Entitlement**" has the meaning set out in the Regulation 5905(10) to the *Income Tax Act*, 1985 R.S.C. c. 1 (5th Supplement) (as amended) of Canada.

2. COMMON SHARES AND CLASS A COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares and the Class A Common Shares are as follows:-

2.1 Payment of Dividends:

The directors shall be at liberty, in their absolute discretion, to declare dividends on the Common Shares or the Class A Common Shares, as applicable, to the exclusion of any other class of shares entitled to receive dividends, and except as aforesaid, no holder of any class of shares shall be entitled to receive dividends in priority to or pari passu with any holder of any other class of shares; provided however that no dividends shall be declared or paid on any class of shares at any time if to do so at that time would reduce the net assets of the Company to an amount insufficient to redeem all of the Preferred Shares then issued and outstanding.

2.1.1 For greater certainty, no dividends shall at any time be declared or paid or set apart for payment on the Common Shares or the Class A Commons Shares if:

(i) the payment of such dividend would reduce the value of the net assets of the Company to less than the aggregate Cumulative Redemption

Amount of all of the issued and outstanding Class A Preferred Shares from time to time;

(ii) the Company is in arrears on any outstanding Cumulative Redemption Amount for any Redemption or Retraction of any of its issued Class A Preferred Shares;

(iii) the Company is in arrears on any outstanding Redemption Priority Special Dividend, Retraction Priority Special Dividend, or Sale Priority Special Dividend; or

(iv) the Company is in default of the obligations imposed under section 4 hereof.

2.2 Participation of Common Shares and Class A Common Shares upon Liquidation, Dissolution or Winding-Up:

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Preferred Shares and to any other shares ranking senior to the Class A Common Shares in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the Common Shares and the Class A Common Shares shall be entitled to receive the remaining assets of the Company.

2.3 Voting Rights:

2.3.1 The holders of the Common Shares and the Class A Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company (except meetings at which the holders of a particular class of shares other than the Common Shares or Class A Common Shares, as applicable, are entitled to vote separately as a class), (a "General Meeting").

2.3.2 Each holder of Common Shares or Class A Common Shares shall be entitled to exercise one vote in respect of each Common Share or Class A Common Share held by that shareholder at the date of a General Meeting.

3. <u>CLASS A PREFERRED SHARES</u>

The rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares are as follows:-

3.1 Participation of Class A Preferred Shares upon Liquidation, Dissolution or Winding-Up:

3.1.1 In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the Class A Preferred Shareholders shall be entitled to receive in respect of each Class A Preferred Share, in preference and priority over the Class A Common Shares, an amount equal to the Cumulative Redemption Amount and no more.

3.1.2 No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Class A Preferred Shares without the prior approval of all of the Preferred Shareholders by resolution passed by not less than a majority of the votes cast on such resolution by the Preferred Shareholders represented in person or proxy at a meeting of the Preferred Shareholders duly called and held at which at least 10% of the outstanding and issued Class A Preferred Shares at that time are present or represented by proxy.

3.2 Voting Rights:

3.2.1 The Class A Preferred Shareholders are not entitled to receive notice of, to attend or to vote at any meeting of the Class A Common Shareholders of the Company.

3.3 Dividend Rights:

3.31 Subject to the Constating Documents, as amended and any applicable restrictions imposed by the Companies Act Cap. 308 of the laws of Barbados (the "Companies Act"), the Class A Preferred Shares shall be entitled to dividends as provided for in this Schedule.

3.4 Redemption Rights:

3.4.1 Subject to the Constating Documents, as amended and the Companies Act, the Company may, at its option and at any time, redeem all or any number of the outstanding and issued Class A Preferred Shares on payment of the Redemption Amount for each Class A Preferred Share to be redeemed; *provided, however,* that not less than 21 days' notice in writing (the "Redemption Notice") of such Redemption is given to the Class A Preferred Shareholders specifying a date and place or places of Redemption unless the Class A Preferred Shareholders waive the notice required to be given under this section and such waiver, whether given before or after the Redemption, which waiver will be deemed to cure any default in giving such notice. If notice of any Redemption is given by the Company and an amount sufficient to redeem the Class A Preferred Shares subject to the Redemption Notice is deposited with any trust company or chartered bank as specified in any notice

given, on or before the date fixed for Redemption, such Class A Preferred Shareholders will thereafter have no rights against the Company in respect of such Class A Preferred Shares except upon the surrender of certificates for such redeemed Class A Preferred Shares to receive payment for them out of the monies so deposited.

3.4.2 If the Company does not redeem all of the outstanding and issued Class A Preferred Shares, the Class A Preferred Shares to be redeemed may be selected in such manner as the directors of the Company determine and need not be selected either in proportion to the number of Class A Preferred Shares registered in the name of each Class A Preferred Shareholder or from every or any particular Class A Preferred Shareholder.

3.4.3 If the Company redeems only part of the Class A Preferred Shares represented by any one Class A Preferred Share certificate, then a new certificate representing the Class A Preferred Shares that are not redeemed shall be issued at the expense of the Company.

3.4.4 The Redemption Amount shall be initially fixed as the Initial Redemption Amount. The Redemption Amount will be adjusted over time by reference to the following formula:

$$\text{Redemption Amount} = \text{Initial Redemption Amount X } (1.04)^{(\text{number of months Class A Preferred Shares have been outstanding}/12)}$$

3.4.5 Upon receiving a Redemption Notice from the Company:

(a) each Class A Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Class A Preferred Share, whether or not subject to the Redemption Notice, held by that Class A Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the "Redemption Priority Special Dividend"); and

(b) the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Redemption Priority Special Dividend to the Class A Preferred Shareholder.

3.4.6 The notice deemed to have been given by each Class A Preferred Shareholder in accordance with section 3.4.5(a) of this Schedule shall be deemed to be withdrawn after the Redemption set out in the Redemption Notice is completed.

Date	Signature	Title
December ___, 2005	David G. Csumrik	Director

3.4.7 For greater certainty, payment of the Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Class A Preferred Share.

3.4.8 For greater certainty, the deemed notice and Redemption Priority Special Dividend referred to in section 3.4.5(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Class A Preferred Share held immediately prior to a Redemption in accordance with section 3.4 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Class A Preferred Share was, together with any Class A Common Share(s), exchanged.

3.6 Retraction:

3.6.1 Beginning in the fourth year after the date of issuance of the Class A Preferred Shares, each Class A Preferred Shareholder shall be able to cause a redemption of the Class A Preferred Shares at the rate of up to 1/15 per year of the initial number of Class A Preferred Shares issued to such Class A Preferred Shareholder..

3.6.2 Subject to section 3.6.1 of this Schedule, the Company shall, upon receiving notice from a Class A Preferred Shareholder (the "Retraction Notice"), redeem the number of Class A Preferred Shares registered in the name of the Class A Preferred Shareholder as stated in the Retraction Notice by paying to such Class A Preferred Shareholder, for each Class A Preferred Share to be redeemed, the Redemption Amount; *provided, however,* that not less than 21 days' notice in writing of such Retraction must be given to the Company by the Class A Preferred Shareholder seeking to have its Class A Preferred Shares redeemed, such notice to be delivered by mailing to the registered office of the Company a notice specifying the number of the Class A Preferred Shares to be redeemed and surrendering the relevant share certificates for cancellation unless the Company waives the notice required to be given under this section and such waiver, whether given before or after the Retraction, which waiver will be deemed to cure any default in giving such notice.

3.6.3 Notwithstanding anything in this Schedule to the contrary, any Retraction of the Class A Preferred Shares by the Company upon receipt of a Retraction Notice from any Class A Preferred Shareholder need not be made on a pro rata basis among every or any particular Class A Preferred Shareholder.

3.6.4 Upon the Company receiving a Retraction Notice from a Class A Preferred Shareholder:

(a) each such Class A Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Class A Preferred Share, whether or not subject to the Retraction Notice, held by that Class A Preferred Shareholder to become entitled

to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the "Retraction Priority Special Dividend"); and

(b) the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Retraction Priority Special Dividend to the Class A Preferred Shareholder.

3.6.5 The notice deemed to have been given by each Class A Preferred Shareholder in accordance with section 3.6.4(a) of this Schedule shall be deemed to be withdrawn after the Retraction set out in the Retraction Notice is completed.

3.6.6 For greater certainty, payment of the Retraction Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Class A Preferred Share.

3.6.7 For greater certainty, the deemed notice and Retraction Priority Special Dividend referred to in section 3.6.4(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Class A Preferred Share held immediately prior to a Retraction in accordance with section 3.6 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Class A Preferred Share was, together with any Class A Common Share(s), exchanged.

3.6.8 If a Class A Preferred Shareholder exercises the right of Retraction with respect to its Class A Preferred Shares under section 3.6.1 of this Schedule and the Company does not redeem such Class A Preferred Shares within 21 days after receiving the Retraction Notice, the Company shall pay to the Class A Preferred Shareholder a dividend of 4% of the Redemption Amount for the Class A Preferred Shares, subject to the Retraction Notice, for each 30 day period (on a pro-rata basis) during which such Class A Preferred Shares are not redeemed.

3.7 Sale and Transfer of the Class A Preferred Shares:

3.7.1 Upon the Company receiving notice of a proposed transfer or sale (the "Notice of Sale") by a Class A Preferred Shareholder:

(a) each such Class A Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Class A Preferred Share, whether or not subject to such transfer or sale, held by that Class A Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the "Sale Priority Special Dividend"); and

(b) the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Sale Priority Special Dividend to the Class A Preferred Shareholder.

Date	Signature	Title
December ___, 2005	David G. Csumrik	Director

3.7.3 The notice deemed to have been given by each Class A Preferred Shareholder in accordance with section 3.7.1(a) of this Schedule shall be deemed to be withdrawn after the transfer or sale set out in the Notice of Sale is completed.

3.7.4 For greater certainty, payment of the Sale Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Class A Preferred Share.

3.7.5 For greater certainty, the deemed notice and Sale Priority Special Dividend referred to in section 3.7.1(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Class A Preferred Share held immediately prior to a Sale in accordance with section 3.7 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Class A Preferred Share was, together with any Class A Common Share(s), exchanged.

4. CLASS B PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Class B Preferred Shares are as follows:-

4.1 **Issuable in Series:**

4.1.1 The Class B Preferred Shares shall be divided into in to one or more series, with the number of Class B Preferred in each series being fixed by the directors.

4.1.2 The designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Class B Preferred Shares, shall be determined by the directors.

4.2 **Dividend Rights:**

4.2.1 Subject to the rights of the holders of Class A Preferred Shares the holders of any series of the Class B Preferred Shares shall be entitled to receive and the Company shall pay therein, as and when declared by the directors of the Company, out of any or all profits or surplus available for dividends, such dividends as the directors may from time to time declare, in their absolute discretion.

4.2.2 The directors may declare a dividend from time to time to the holders of one or more series of Class B Preferred Shares, to the exclusion of the holders of any other series of Class B Preferred Shares.

4.3 **Voting Rights:**

4.3.1 General

The holders of each series of the Class B Preferred Shares shall be entitled to receive notice of and to attend any and all meetings of the holders of the Class B Preferred Shares of the Company and to vote at any annual or special meeting of the shareholders of the Class B Preferred Shares.

4.3.2 Authorization by holders of Class B Preferred Shares

Each holder of a series of Class B Preferred Shares shall be entitled to one vote at any such meeting in respect of each series of Class B Preferred Shares held and the presence in person or by proxy of the holders of at least fifty per cent (50%) of the Class B Preferred Shares then outstanding shall constitute a quorum for any such meeting; provided that if at any such meeting a quorum is not present within thirty (30) minutes after the time appointed for such meeting it shall be adjourned to such date not less than fifteen (15) days thereafter and to such time and place as may be designated by the chairman of the meeting and not less than seven (7) days' notice shall be given of such adjourned meeting; at such adjourned meeting the holders of Class B Preferred Shares present or represented by proxy shall constitute a quorum and a resolution passed by at least two thirds (2/3) of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the Class B Preferred Shares.

4.3.3 Subject to the foregoing, every such meeting shall be called and held in accordance with the by-laws of the Company.

4.4 **Participation of Class B Preferred Shares upon Liquidation, Dissolution or Winding-Up:**

4.1 The Class B Preferred Shares of each series shall rank on a parity with the Class B Preferred Shares of every other series with respect to the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up of its affairs, but this shall be subject to the rights of the holders of the Class A Preferred Shares.

4.2 No rights, privileges, restrictions and conditions attached to any series of Class B Preferred Shares may confer upon that series a priority in respect of return of capital over any other series of Class B Preferred Shares then outstanding.

Date	Signature	Title
December ___, 2005	David G. Csumrik	Director

4.3 The merger or consolidation of the Company with or into another corporation, or the merger or consolidation of any other corporation with or into the Company, or the voluntary sale, conveyance, exchange or transfer (for cash, shares of capital, securities or other consideration) or other disposition of all or substantially all of the property or assets of the Company shall not be deemed to be a liquidation, dissolution or winding up of the Company, voluntary or involuntary.

4.5 **Restriction on Transfer:**

The transfer of Class B Preferred Shares shall be restricted in that no holder shall be entitled to transfer any Share without the approval of the directors of the Corporation expressed by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by a majority of the directors.

Date	Signature	Title
December ___, 2005	David G. Csumrik	Director

Exhibit 2

RESTRUCTURING AGREEMENT

THIS AGREEMENT is made as of the 29 day of December, 2005

BETWEEN:

KHD HUMBOLDT WEDAG INTERNATIONAL LTD., a corporation continued under the laws of British Columbia, Canada

("KHD")

AND:

MASS FINANCIAL CORP., a company continued under the laws of Barbados

("MFC")

WHEREAS:

A. KHD's business consists of two segments: (i) an industrial and engineering services business segment (the "Industrial and Engineering Services Business"), and (ii) a financial services business segment (the "Financial Services Business");

B. KHD wishes to realign its business to focus on the expansion of the Industrial and Engineering Services Business and to pursue an active acquisition program to acquire other companies that will compliment such operations;

C. As part of KHD's realignment of its business, KHD wishes to distribute the Financial Services Business, which includes commodities trading and merchant banking, to its shareholders by way of a dividend in kind consisting of all the Class A common shares of MFC;

D. As part of the proposed distribution of the Financial Services Business, KHD wishes to transfer to MFC its interests in certain subsidiaries, which are involved or related to the Financial Services Business and not complimentary to the Industrial and Engineering Services Business and MFC wishes to transfer to KHD its interests in certain subsidiaries, which are complimentary to the Industrial and Engineering Services Business;

E. Each of the boards of directors of KHD and MFC has determined that the proposed distribution is expected to enhance the success of both KHD and MFC and is expected thereby to maximize shareholder value over the long-term for each company by enabling each company to continue to pursue its own focused strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each of KHD and MFC separately in comparison to companies within their respective industries; and

F. KHD and MFC have agreed to enter into this Agreement setting out the terms and conditions on which the restructuring and distribution will be carried out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the subject matter or context is inconsistent therewith:

(a) "Act" means the *Business Corporations Act* (British Columbia), as now enacted or as the same may be amended;

(b) "Agreement", "hereof", "herein", "hereunder" and similar expressions means this Agreement, including Schedules A, B and C, and not any particular article, section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

(c) "Business Day" means a day other than a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia;

(d) "Confidential Information" has the meaning ascribed thereto in Section 4.8 of this Agreement;

(e) "Disclosing Party" has the meaning ascribed thereto in Section 4.8 of this Agreement;

(f) "Distribution Date" means the date on which the KHD Distribution is effected;

(g) "Distribution Record Date" has the meaning ascribed thereto in Section 2.1(b)(iv) of this Agreement;

(h) "Exemption Order" has the meaning ascribed thereto in Section 2.1(a) of this Agreement;

(i) "Financial Services Business" has the meaning ascribed thereto in Recital A of this Agreement;

(j) "Industrial and Engineering Services Business" has the meaning ascribed thereto in Recital A of this Agreement;

(k) "Intended Purposes" has the meaning ascribed thereto in Section 4.8 of this Agreement;

(l) "KHD Distribution" has the meaning ascribed thereto in Section 2.1(b)(v) of this Agreement;

(m) "KHD Financial Instruments" includes all credit facilities, guaranties, commercial paper, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Industrial and Engineering Services Business under which MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) has any primary, secondary, contingent, joint, several or other Liability after the Distribution Record Date;

(n) "KHD Shareholders" means at any time the holders at that time of KHD Shares;

(o) "KHD Shares" means the common shares in the capital of KHD;

(p) "KHD Transfers" means the share transfers by KHD and its subsidiaries, if applicable, to MFC as set out in Schedule A for the consideration as set out in Section 2.1(b) of this Agreement;

(q) "Liability or Liabilities" includes all debts, liabilities and obligations whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and whether or not the same would properly be reflected on a balance sheet;

(r) "MFC Financial Instruments" includes all credit facilities, guaranties, commercial paper, foreign currency forward exchange contracts, comfort letters, letters of credit and similar instruments related to the Financial Services Business under which KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) has any primary, secondary, contingent, joint, several or other Liability after the Distribution Record Date;

(s) "MFC Shareholders" means at any time the holders at that time of MFC Shares;

(t) "MFC Shares" means the Class A common shares in the capital of MFC;

(u) "MFC Split" has the meaning ascribed thereto in Section 2.1(b)(iv) of this Agreement;

(v) "MFC Transfers" means the share transfers by MFC to KHD as set out in Schedule B for the consideration as set out in Section 2.1(b) of this Agreement;

(w) "Restructuring" means the transactions set out Section 2.1 of this Agreement;

(x) "Rule 12g3-2(b) Exemption" means the exemption granted by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Securities and Exchange Act of 1934;

(y) "Securities Act" means the *Securities Act* (British Columbia), as now enacted or as the same may be amended;

(z) "Securities Legislation" means the United States *Securities Act of 1933*, the United States *Securities Exchange Act of 1934*, and such other provincial, state or territorial securities legislation as may be applicable, as now enacted or as the same may be amended and the applicable rules, regulations, rulings, orders and

forms made or promulgated under such statutes and the published policies of the regulatory authorities administering such statutes;

(aa) "Share Exchange Agreement" means the share exchange agreement dated December 29, 2005 between KHD and MFC;

(bb) "Tax Act" means the *Income Tax Act* (Canada), as now enacted or as the same may be amended; and

(cc) "Termination Date" means 11:59 p.m., Pacific Standard Time, on March 31, 2006.

1.2 Subsidiaries

When reference is made in this Agreement to subsidiaries of any entity, the word "subsidiary" means any corporation of which outstanding voting securities carrying more than 50 percent of the votes for the election of directors are, or any partnership, joint venture or other entity more than 50 percent of whose total equity interest is, directly or indirectly, owned by such entity.

1.3 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise stated.

1.4 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5 Number, etc.

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa; words importing the use of any gender shall include all genders; and words importing persons shall include natural persons, firms, trusts, partnerships and corporations.

1.6 Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject mater hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, between the parties hereto with

respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

ARTICLE 2
THE RESTRUCTURING

2.1 The Restructuring

(a) As soon as reasonably practicable, KHD and MFC shall apply to the United States Securities and Exchange Commission for the Rule 12g3-2(b) Exemption and apply to all relevant Canadian securities commissions for a discretionary exemption order (the "Exemption Order") in connection with the KHD Distribution.

(b) Subject to the issuance of the Rule 12g3-2(b) Exemption and the Exemption Order and prior to the Termination Date:

(i) KHD will complete and, if applicable, cause its subsidiaries to complete, the KHD Transfers in consideration of the issuance by MFC of one (1) common share of MFC to KHD and the completion of the MFC Transfers;

(ii) MFC will complete the MFC Transfers in consideration of the KHD Transfers;

(iii) upon the completion of the KHD Transfers and the MFC Transfers, KHD and MFC will complete the transaction set out in the Share Exchange Agreement;

(iv) upon the completion of the Share Exchange Agreement, MFC will divide the issued and outstanding MFC Shares by a factor to be determined jointly by MFC and KHD so that the number of issued and outstanding MFC Shares is equal to the number of issued and outstanding KHD Shares (the "MFC Split") on the record date set by KHD to distribute all of the MFC Shares held by KHD as part of the KHD Distribution (the "Distribution Record Date");

(v) upon the completion of the MFC Split, KHD will declare a dividend payable to KHD Shareholders by distribution of the post-split MFC Shares KHD received under the Share Exchange Agreement pursuant to which holders of one KHD Share will receive one MFC Share (the "KHD Distribution"); and KHD Shareholders will not be required to pay for the MFC Shares received in the KHD Distribution or to surrender or exchange KHD Shares in order to receive MFC Shares or to take any other action in connection the KHD Distribution;

(vi) MFC will use all reasonable commercial efforts to apply to have the MFC Shares listed and traded on the Cayman Islands Stock Exchange or other

exchange or market acceptable to the applicable regulatory authorities; and

(vii) KHD will prepare an information statement that will contain information substantially similar to that information which would be made available to shareholders in a proxy or information statement complying with Schedule 14A or 14C of the United States *Securities Exchange Act of 1934*, describing the Distribution and MFC, to be sent to KHD Shareholders.

2.2 Transfers and Conveyancing Agreements

(a) In connection with the KHD Transfers and the MFC Transfers, each of KHD and MFC herewith assigns the shares being transferred, as set out in this Agreement, to the other party who accepts the assignment. For reasons of precaution, each of KHD and MFC herewith assigns in accordance with Sec. 398,410 German Civil Code to the other party, who accepts such assignment, all of the membership rights pertaining to the shares being transferred, as set out in this Agreement. Where shares exist in physical form ("Physical Shares"), such Physical Shares shall be physically delivered to the other party. Where shares are entered into an electronic system (e.g. where shares are booked in security deposits of banks), each of KHD and MFC herewith assigns to the other party, who accepts such assignment, each and any of its claims for return of the shares against both the bank and Clearstream. If applicable, each of KHD and MFC herewith irrevocably instructs the depositary bank to transfer the shares being transferred, as set out in this Agreement, to the other party's account and to instruct Clearstream to hold constructive possession of the shares for the other party's bank.

(b) In connection with the KHD Transfers and the MFC Transfers, KHD and MFC shall execute, or cause to be executed by the appropriate entities, such transfer and conveyancing instruments, notarized deeds, bank directions and other documents, in such forms as shall be reasonably acceptable to KHD and MFC to effect the KHD Transfers and the MFC Transfers.

2.3 Transfers Not Effected Prior to the Distribution; Transfers Deemed Effective as of the Distribution Date

To the extent that the any of the KHD Transfers or the MFC Transfers have not been consummated on or prior to the Distribution Date, the parties shall cooperate and use reasonable best efforts to effect the transfer of such shares as promptly following the Distribution Date as shall be practicable. Nothing herein shall be deemed to require the transfer of any of shares contemplated by the KHD Transfers or the MFC Transfers which by their terms or operation of law cannot be transferred until such time as all legal impediments to such transfer have been removed; provided, however, that KHD and MFC shall, and shall cause their respective subsidiaries to, use its reasonable best efforts to obtain any necessary consents or approvals for the completion of the KHD Transfers and the MFC Transfers. In the event that any of the KHD Transfers or the MFC Transfers have not been consummated, effective on or before the Distribution Date, the party retaining the shares subject to such transfer shall thereafter hold such shares in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled

thereto) and take such other action as may be reasonably requested by the party to which such shares are to be transferred, in order to place such party, insofar as reasonably practicable, in substantially the same position as would have existed had such shares been transferred as contemplated hereby. As and when any such shares becomes transferable, such transfer automatically and without any further action shall be effected forthwith. Subject to the foregoing, the parties agree that, as of the Distribution Date (or such earlier time as any such shares may have been transferred or indebtedness assumed), each party hereto shall be deemed to have acquired complete and sole beneficial ownership over all of such shares, together with all rights, powers and privileges incident thereto, which such party is entitled to acquire pursuant to the terms of this Agreement.

2.4 Guarantee Obligations and Liens Relating to MFC

(a) KHD and MFC shall cooperate and use their respective reasonable best efforts to:

(i) cause MFC, or one of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) to be substituted in all respects for KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, all obligations of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) under any Liabilities of MFC for which such may be liable, as guarantor, original tenant, primary obligor or otherwise; and

(ii) cause assets of MFC to be substituted in all respects for any assets of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, any liens or encumbrances on any assets of KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) which are securing any Liabilities of MFC.

(b) If such a termination or substitution is not effected by the Distribution Date, MFC shall indemnify and hold harmless KHD and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) for any loss arising from or relating thereto.

2.5 Guarantee Obligations and Liens Relating to KHD

(a) KHD and MFC shall cooperate and use their respective reasonable best efforts to:

(i) cause KHD, or one of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) to be substituted in all respects for MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, all obligations of MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) under any Liabilities of KHD for which such may be liable, as guarantor, original tenant, primary obligor or otherwise; and

(ii) cause assets of KHD to be substituted in all respects for any assets of MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in respect of, any liens or encumbrances on any assets of

MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) which are securing any Liabilities of KHD.

(b) If such a termination or substitution is not effected by the Distribution Date, KHD shall indemnify and hold harmless MFC and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) for any loss arising from or relating thereto.

2.6 Guarantee Obligations and Liens of MFC and KHD following the Distribution

Notwithstanding any provision to the contrary, MFC and KHD agree that all current obligations under any Liabilities of each party and their respective subsidiaries for which such may be liable, as guarantor, original tenant, primary obligor or otherwise (collectively, the "Guarantees"), that are not terminated or otherwise extinguished prior to the Distribution Date shall continue to be in force for a reasonable period of time following the Distribution Date and both parties and their respective subsidiaries shall issue such Guarantees as are reasonably required for a reasonable period of time following the Distribution Date.

2.7 Financial Instruments

(a) MFC will, at its expense, take or cause to be taken all actions, and enter into (or cause the subsidiaries of MFC to enter into) such agreements and arrangements, as shall be reasonably necessary to effect the release of and substitution for each member of KHD and/or its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), as of the Distribution Date, from all primary, secondary, contingent, joint, several and other Liabilities in respect of MFC Financial Instruments to the extent related to the Financial Services Business (it being understood that all such Liabilities in respect of MFC Financial Instruments are Liabilities of MFC).

(b) KHD will, at its expense, take or cause to be taken all actions, and enter into (or cause its subsidiaries to enter into) such agreements and arrangements, as shall be necessary to effect the release of and substitution for MFC and its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), as of the Distribution Date, from all primary, secondary, contingent, joint, several and other Liabilities, if any, in respect of KHD Financial Instruments to the extent related to the Industrial and Engineering Services Business (it being understood that all such Liabilities in respect of KHD Financial Instruments are Liabilities of KHD).

(c) The parties' obligations under this Section 2.7 will continue to be applicable to all MFC Financial Instruments and KHD Financial Instruments identified at any time by KHD or MFC, whether before, at or after the Distribution Date.

2.8 Intercompany Accounts

(a) KHD and MFC shall agree on the amounts of all intercompany accounts that existed among KHD and MFC, and their respective subsidiaries, as at December 31, 2005 (or at such other applicable date) (the "Intercompany Accounts").

(b) KHD and MFC may adjust the Intercompany Accounts provided that such adjustment does not give rise to any tax cost or liabilities on the part of KHD, MFC or any of their respective subsidiaries. KHD and MFC may settle any Intercompany Accounts through the issuance of preferred shares.

2.9 Tax Adjustments

If the Minister of National Revenue or any other competent authority at any time questions or proposes to issue or issues any assessment or assessments that would impose or imposes any liability for tax of any nature or kind on any of the parties or on any other person in connection with the Restructuring or the KHD Distribution, then the parties shall do all such things and perform all such acts as may be necessary to minimize the liability for such assessment or assessments.

2.10 The Agent and Delivery of Shares to the Agent

(a) Prior to the Distribution Date, MFC shall enter into an agreement with a transfer agent (the "Agent") providing for, among other things, the distribution to the KHD Shareholders of the MFC Shares.

(b) On or prior to the Distribution Date, KHD shall irrevocably authorize the book-entry transfer by the Agent of all of the outstanding MFC Shares to be distributed in connection with the KHD Distribution, immediately following which the Agent shall distribute by book-entry transfer all of the MFC Shares. After the Distribution Date, upon the request of the Agent, MFC shall provide all book-entry transfer authorizations that the Agent shall require in order to issue shares certificates to evidence the MFC Shares.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Mutual Representations and Warranties

Each party represents and warrants to the other party as follows and acknowledges that the other party is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the corporate power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b) the execution and delivery of this Agreement by it, including all matters contemplated hereby, have been authorized by all necessary corporate action and

it has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c) it has duly executed and delivered this Agreement, and this Agreement is a valid and binding agreement enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and to general principles of equity; and

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby do not now and will not:

(i) conflict with, or result in a breach of, or create a state of facts which after notice or lapse of time or both results or may result in a breach of, any of the terms, conditions or provisions of its constating documents or the constating documents of any of its subsidiaries or any material agreement, instrument, licence, permit, undertaking, commitment or understanding to which it or any of its subsidiaries is a party or by which it is bound; or

(ii) violate any provision of law or administrative regulation or any judicial or administrative award, judgment or decree applicable and known to it (after due inquiry), the breach of which would have a material adverse effect on it.

ARTICLE 4
COVENANTS

4.1 Covenants of KHD

(a) Subject to the issuance of the Rule 12g3-2(b) Exemption and Exemption Order, KHD will execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents necessary to complete the Restructuring in the order as set out in Section 2.1 of this Agreement, subject to the satisfaction or waiver of the conditions in Sections 5.1 and 5.3 of this Agreement, on or before the Termination Date.

(b) Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.3 of this Agreement, KHD shall complete the Restructuring.

(c) KHD will use all reasonable commercial efforts to procure the Rule 12g3-2(b) Exemption and the Exemption Order.

4.2 Covenants of MFC

(a) Subject to the issuance of the Exemption Order, MFC will execute and deliver all documents, and cause its subsidiaries to execute and deliver all documents necessary to complete the Restructuring in the order as set out in Section 2.1 of this Agreement, subject to the satisfaction or waiver of the conditions in Sections 5.1 and 5.2 of this Agreement, on or before the Termination Date.

(b) Subject to the satisfaction or waiver of the conditions contained in Sections 5.1 and 5.2 of this Agreement, MFC shall complete the Restructuring.

(c) MFC will use all reasonable commercial efforts to procure the Rule 12g3-2(b) Exemption.

4.3 Mutual Covenants

Except as contemplated in this Agreement, each of KHD and MFC agrees, except with the prior written agreement of the other, that:

(a) it will use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under applicable laws and regulations to complete the Restructuring;

(b) to co-operate with the other in good faith in order to ensure the timely completion of the Restructuring;

(c) to use all reasonable commercial efforts to co-operate with each other in connection with the performance by the other of its obligations under this section;

(d) prior to the KHD Distribution, it will not, and will not permit any of its subsidiaries to, enter into any transaction or perform any act which might interfere with or be inconsistent with the successful completion of the Restructuring or which would render inaccurate any of its representations and warranties set forth herein if such representations and warranties were made at a date subsequent to such transaction or act and all references to the date hereof were references to such later date; and

(e) it will not take or fail to take any action within its control which would result in a condition precedent to the Restructuring not being satisfied.

4.4 Co-operation, Consents and Approvals

Each party will, and will cause its subsidiaries to, co-operate and use their respective reasonable commercial efforts to obtain all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated by the Restructuring and the KHD Distribution. Each party will vigorously defend or cause to be defended any lawsuits or other legal proceedings brought against it or any of its subsidiaries challenging this Agreement or the completion of the Restructuring or the KHD Distribution. Neither party will settle or compromise any claim brought by their respective present, former or purported holders of any of their securities in connection with the transactions contemplated by this Agreement prior to the KHD Distribution without the prior written consent of the other, such consent not to be unreasonably withheld.

4.5 Public Announcements

No news release or other public announcement concerning the proposed transactions contemplated by this Agreement will be made by any party hereto without the prior consent of the other, such consent not to be unreasonably withheld; provided, however, that any party may without such consent make such disclosure as may be required by any stock exchange on which its securities are listed or by any Securities Legislation or any regulatory authority having jurisdiction over such party and, if such disclosure is required, the party making the disclosure will use reasonable efforts to give prior oral or written notice to the other party and an opportunity to allow the other party to comment on the disclosure.

4.6 Material Changes

Each party will advise the other party orally and in writing of any material change with respect to it or its subsidiaries on a consolidated basis (and for this purpose, MFC and its subsidiaries shall not be considered subsidiaries of KHD at any time) promptly after it has occurred and will promptly send to the other a copy of any press release or material change report filed by it with securities regulatory authorities.

4.7 Notification

Each party will promptly notify the other if any of the representations and warranties made by it in this Agreement ceases to be true, accurate and complete in any material respect and of any failure to comply in any material respect with any of its obligations hereunder.

4.8 Confidential Information

Each of the parties confirms and acknowledges that it has been provided, in connection with the review of the proposed transactions among them and the preparation of materials required to implement those transactions which have culminated in the parties entering into this Agreement (the "Intended Purposes"), certain confidential information concerning the affairs of the disclosing party (the "Disclosing Party") in written, electronic, spoken or other form in presentations, discussions, tours or other means including direct disclosure and disclosure by way of authorized agents, representatives and consultants (which disclosed information together with all third party reports to any party based in whole or in part on such disclosed information is herein referred to as the "Confidential Information"). Each party acknowledges that the Confidential Information is the property of the Disclosing Party, is confidential and material to the interests, business and affairs of the Disclosing Party and includes information that has not been generally disclosed to the public and that disclosure thereof, other than as contemplated herein, would cause irreparable harm to the Disclosing Party and its shareholders. Accordingly, each party will maintain the confidentiality of the Confidential Information and will not disclose the Confidential Information to any person except as part of the Intended Purposes or except as required by applicable law or legal process, in which latter case such party shall provide the Disclosing Party with prompt notice of such requirement to allow the Disclosing Party to seek an appropriate protective order or other remedy. Each of the parties acknowledges and agrees that any Disclosing Party and its

shareholders would be irreparably damaged and that compensation by damages alone would be insufficient if any provision of this Section 4.8 is not performed by any of the other parties in accordance with its terms. Accordingly, the Disclosing Party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 4.8 and may specifically enforce such provisions by an action instituted in a court having jurisdiction and the party in breach of such provisions will be deemed to have waived defences to such an action. These specific remedies are in addition to any other remedy to which a Disclosing Party may be entitled at law or in equity.

4.9 Provision of Corporate Records

(a) Prior to or as promptly as practicable after the Distribution Date, KHD shall deliver or make available to MFC all corporate books and records of MFC and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in its possession and complete and accurate copies of all relevant portions of all corporate books and records relating directly and primarily to the Financial Services Business. KHD and its subsidiaries may retain complete and accurate copies of such books and records. From and after the Distribution Date, all such books, records and copies shall be the property of MFC.

(b) Prior to or as promptly as practicable after the Distribution Date, MFC shall deliver or make available to KHD, all corporate books and records of KHD and any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers) in its possession and complete and accurate copies of all relevant portions of all corporate books and records relating directly and primarily to the Industrial and Engineering Services Business. MFC may retain complete and accurate copies of such books and records. From and after the Distribution Date, all such books, records and copies shall be the property of KHD.

4.10 Access to Information

From and after the Distribution Date, each of KHD and MFC shall afford to the other and to the other's representatives reasonable access and duplicating rights during normal business hours to all information within the possession or control of such party relating to the other party's business as it existed prior to the KHD Distribution or relating to or arising in connection with the relationship between the parties on or prior to the Distribution Date, insofar as such access is reasonably required for a reasonable purpose. Without limiting the foregoing, information may be requested under this Section 4.10 for audit, accounting, regulatory, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations.

4.11 Production of Witnesses

After the Distribution Date, each of KHD and MFC shall, and shall cause each member of its respective business to make available to the other party. upon reasonable prior written request, such party's directors, managers or other persons acting in a similar capacity, officers, employees and agents as witnesses to the extent that any such person may reasonably be required in connection with any litigation, administrative or other proceedings in which the requesting party may from time to time be involved and relating

to other party's business as it existed prior to the KHD Distribution or relating to or in connection with the relationship between the parties on or prior to the Distribution Date.

4.12 Retention of Records

Except as otherwise agreed in writing, each of KHD and MFC shall, and shall cause its respective subsidiaries, retain all information in such party's possession or under its control, relating directly and primarily to other party's business as it existed prior to the KHD Distribution as required by law.

4.13 Cooperation with Respect to Government Reports and Filings

KHD, on behalf of itself and each of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), agrees to provide MFC or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), and MFC, on behalf of itself and each of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), agrees to provide KHD or any of its subsidiaries (after completion of the KHD Transfers and the MFC Transfers), with such cooperation and information as may be reasonably requested by the other in connection with the preparation or filing of any government report or other government filing contemplated by this Agreement or in conducting any other government proceeding relating to the businesses or each party as such existed prior to the KHD Distribution or relating to or in connection with the relationship between the parties on or prior to the Distribution Date. Such cooperation and information shall include promptly forwarding copies of appropriate notices, forms and other communications received from or sent to any government authority. Each party shall make its employees and facilities available during normal business hours and on reasonable prior notice to provide explanation of any documents or information provided hereunder.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions Precedent

The obligations of each of the parties to this Agreement to complete the Restructuring are subject to the fulfilment or mutual waiver by each of KHD and MFC of each of the following conditions:

(a) the Rule 12g3-2(b) Exemption shall have been granted in form and substance satisfactory to each of KHD and MFC;

(b) the Exemption Order shall have been obtained in form and substance satisfactory to each of KHD and MFC;

(c) the Restructuring and this Agreement shall have been approved by the respective board of directors of each of the parties;

(d) there shall not have occurred any actual or threatened (including any proposal by the Minister of Finance (Canada)) change or amendment to the Tax Act or

regulations thereunder or to any applicable provincial tax legislation or the regulations thereunder or any publicly stated administrative position or practice in relation thereto which, directly or indirectly, has or may have any material adverse significance with respect to the Restructuring including, without limitation, the KHD Distribution;

(e) all requisite stock exchange approvals, all requisite domestic and foreign regulatory approvals and consents, and rulings or orders from the securities regulatory authorities providing that all trades relating to the KHD Transfers and the MFC Transfers are exempt from prospectus and registration requirements, shall each have been obtained on terms and conditions satisfactory to KHD and MFC, acting reasonably;

(f) no order or decree of any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, and no law, regulation, policy, directive or order shall have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on, the Restructuring or the transactions contemplated thereby;

(g) there shall not exist any prohibition at law against the completion of the Restructuring; and

(h) this Agreement shall not have been terminated pursuant to the provisions hereof.

5.2 Additional Conditions Precedent to the Obligations of MFC

The obligations of MFC to complete the Restructuring will also be subject to the following conditions, each of which is for MFC's exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:

(a) KHD shall have performed each covenant or obligation to be performed by it hereunder in favour of MFC;

(b) the representations and warranties of KHD set out in this Agreement shall be true and correct on and as of the date of the KHD Distribution as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c) any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of KHD or MFC and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to MFC, acting reasonably;

(d) no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not

having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgement of MFC, acting reasonably in the circumstances, if the Restructuring was consummated would materially and adversely affect MFC and its subsidiaries; and

(e) KHD and its subsidiaries shall have co-operated in taking all steps required to meet regulatory requirements, provided that such steps would not have adverse consequences to the holders of MFC Shares or to MFC or any of its subsidiaries if the Restructuring were not completed.

5.3 Additional Conditions Precedent to the Obligations of KHD

The obligations of KHD to complete the Restructuring will also be subject to the following conditions, each of which is for KHD's exclusive benefit and may be asserted or waived by it in its sole discretion at any time, in whole or in part:

(a) MFC shall have performed each covenant or obligation to be performed by it hereunder in favour of KHD;

(b) the representations and warranties of MFC set out in this Agreement shall be true and correct on and as of the date of the KHD Distribution as if made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement;

(c) MFC's registrar and transfer agent has received valid and irrevocable instructions to distribute by book-entry transfer, all of the MFC Shares to the holders of KHD Shares;

(d) any required governmental or regulatory approvals, which if not received would have a material adverse effect on the business or prospects of KHD or MFC and their respective subsidiaries on a consolidated basis, shall have been obtained or waived on terms satisfactory to KHD, acting reasonably;

(e) no act, action, suit or proceedings shall have been taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, or no law, regulation or policy shall have been proposed, enacted, promulgated or applied which, in the sole judgement of KHD, acting reasonably in the circumstances, if the Restructuring was consummated would materially and adversely affect KHD and its subsidiaries; and

(f) from and after the date of this Agreement, there shall not have occurred or arisen (or there shall have been generally disclosed or discovered, if not previously disclosed in writing to and acknowledged by KHD), any change or fact (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise),

capitalization, financial condition, licenses, permits, rights or privileges, whether contractual or otherwise, or prospects of MFC and any of its subsidiaries considered on a consolidated basis which, in the sole judgement of KHD, acting reasonably in the circumstances, has or may have a material adverse effect either on the value of MFC and its subsidiaries considered on a consolidated basis.

5.4 Satisfaction of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 hereof shall be conclusively deemed to have been satisfied, waived or released when the Restructuring and Distribution are complete.

ARTICLE 6
TERMINATION AND AMENDMENT

6.1 Termination

This Agreement may be terminated at any time prior to the date of the KHD Distribution:

(a) by agreement in writing executed by KHD and MFC;

(b) by MFC at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.2 have not been satisfied or waived; or

(c) by KHD at any time on or after the Termination Date if, by that date, the conditions set forth in Sections 5.1 and 5.3 have not been satisfied or waived.

6.2 Effect of Termination

In the event of any termination of this Agreement, the provisions hereof will become void and no party will have any liability to any other party in respect of this Agreement, except in respect of any breach of this Agreement which occurred on or before the Termination Date.

6.3 Amendment

Subject as hereinafter provided, this Agreement may, at any time and from time to time, but not later than the date of the KHD Distribution, be amended by written agreement of KHD and MFC (or, in the case of a waiver, by written instrument of the party giving the waiver) without, subject to applicable law, notice to or authorization on the part of the shareholders of KHD or MFC. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto.

Notwithstanding the foregoing, the terms of this Agreement shall not be amended in a manner prejudicial to KHD or MFC without the approval of KHD or MFC, as the case may be.

ARTICLE 7
GENERAL PROVISIONS

7.1 Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:

(a) if to KHD:

Unit 803, 8/F, Dina House, Ruttonjee Centre
11 Duddell Street, Central
Hong Kong

Attention: Michael J. Smith
Fax: 852.2537.3689

(b) if to MFC:

Palm Court
28 Pine Road
Belleville, St. Michael
Barbados

Attention: Michael J. Smith
Fax: 246.429.5143

The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next Business Day).

7.2 Survival of Representations and Warranties

The respective representations, warranties and covenants of KHD and MFC contained herein shall expire with, and be terminated and extinguished upon, completion of the Restructuring except for the provisions of Section 4.8 which shall survive as continuing covenants following the completion of the Restructuring.

7.3 Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

7.4 Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder or under the Restructuring shall be assigned by any of the parties hereto without the prior written consent of the other party hereto.

7.5 Time of Essence

Time shall be of the essence of this Agreement.

7.6 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and each signed copy sent by electronic facsimile transmission shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

7.7 Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.

7.8 Bulk Transfer Laws

Each of KHD and MFC hereby waive compliance, on their own behalf and on behalf of each of their respective subsidiaries, with the requirements and provisions of the "bulk-sale" or "bulk-transfer" laws of any jurisdiction.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Per: ______________________________
Authorized Signatory

MASS FINANCIAL CORP.

Per: ______________________________
Authorized Signatory

SCHEDULE A

TRANSFERS FROM KHD AND SUBSIDIARIES TO MFC

In the event of a good faith error or omission as to the number of shares to be transferred from KHD to MFC, the parties to the Restructuring Agreement have agreed to use their best efforts to rectify such error or omission with the issuance of additional shares of preferred stock.

Name of Company to be Transferred	Corporate Jurisdiction of the Company to be Transferred	Number and Class of Shares to be Transferred from KHD to MFC
Cathay Merchant Group, Inc.	U.S.A.	1,486,100 common shares
CVD Financial Corporation	British Virgin Islands	2,611,881 common shares 1,467,150 preferred shares
DTA Holding AG (In Liquidation)	Germany	all shares held by KHD
Ellsway Holdings Limited	Canada	10,097,441 common shares
		10,097,342 preferred shares
Lasernet Limited	Liberia	266,797 shares
MFC Bancorp Ltd. (formerly Ballinger Holding Corporation)	Canada	1 common share
New Image Investment Company Limited	U.S.A	7,640,960 common shares
Newfoundland and Labrador Corporation Limited	Canada	all shares held by KHD
Trimble Resources Corporation	Turks and Caicos Islands	all shares held by KHD

SCHEDULE B

TRANSFERS FROM MFC TO KHD

In the event of a good faith error or omission as to the number of shares to be transferred from MFC to KHD, the parties to the Restructuring Agreement have agreed to use their best efforts to rectify such error or omission with the issuance of additional shares of preferred stock.

Name of Company to be Transferred	Corporate Jurisdiction of the Company to be Transferred	Number and Class of Shares to be Transferred from MFC to KHD
MFC Industrial Holdings AG	Germany	6,015,985 common shares
Sasamat Capital Corporation	Canada	2,671,767 common shares
Tianjin Humboldt Wedag Liyuan Machinery & Technology Ltd.	China	70% of MFC's Holdings

Exhibit 3

RECEIVED
2006 JAN -5 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT made December 29, 2005

BETWEEN:

MASS FINANCIAL CORP., a company incorporated under the laws of Barbados

(the "Company")

AND:

KHD HUMBOLDT WEDAG INTERNATIONAL LTD, a corporation continued under the laws of British Columbia

(the "Shareholder")

WHEREAS:

A. The authorized capital of the Company consists of an unlimited number of shares of one class designated as common shares (the "Common Shares");

B. There are two (2) Common Shares in the capital of the Company issued to the Shareholder; and

C. The Company and the Shareholder wish to reorganize the capital of the Company under the provisions of the *Companies Act* (Barbados) and the *Income Tax Act* (Canada);

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Amendment to Articles

The parties agree to take all necessary steps to:

(a) increase the authorized capital of the Company by creating a series of a new class of preferred shares without par value (the "Series A Preferred Shares") with special rights and restrictions substantially similar to the special rights and restrictions set out in Schedule A of this Agreement and by creating a new class of common shares without par value (the "New Common Shares"); and

(b) exchange the two (2) Common Shares held by the Shareholder for one (1) Series A Preferred Share and one (1) New Common Share (the "Exchange").

2. Estimated Value of Shares

2.1 The Company will:

(a) determine the best estimate of the fair market value of the issued Common Shares immediately prior to the Exchange (the "Estimated Value of the Common Shares"), such determination to be made in consultation with an independent valuator, having regard to the principles of business valuation as endorsed by the Association of Business Valuators, within 90 days of the Exchange; and

(b) set the initial redemption amount of the Series A Preferred Shares equal to the Estimated Value of the Common Shares less $100.

2.2 The Company may from time to time amend the Estimated Value of the Common Shares based on the results of appraisals and other information subsequently made available provided, however, that subject to paragraph 3, any determination of value by such independent valuator will be final and binding on the Company and the Shareholder.

2.3 The New Common Shares issued by the Company to KHD on the Exchange will have a nominal fair market value of $100.

3. Adjustment

If:

(a) the Minister of National Revenue or any other competent authority at any time questions or proposes to issue or issues any assessment or assessments that would impose or imposes any liability for tax of any nature or kind on any of the parties or on any other person on the basis that the fair market value of the issued Common Shares immediately prior to the Exchange is greater or less than the Estimated Value of the Common Shares; and

(b) the Company and the Shareholder agree or a competent tribunal finally adjudges that the fair market value of the issued Common Shares immediately prior to the Exchange is a greater or lesser amount (the "Adjusted Value of the Common Shares") than the Estimated Value of the Common Shares;

then

(c) the initial redemption amount in respect of each Series A Preferred Share in the capital of the Company, as that term is defined by reference to the articles of the Company and this Agreement, will be determined by reference to the Adjusted Value of the Common Shares to the exclusion of the Estimated Value of the Common Shares; and

(d) the Company and the Shareholder will do all such things and perform all such acts as may be necessary to revise the initial redemption amount accordingly.

4. Agreement to Vote

The Shareholder agrees that it will vote its shares so as to enable the Company to alter its articles in the manner set out in this Agreement.

5. Subsequent Shareholders

The Company agrees that in the event any person subscribes for Series A Preferred Shares in the capital of the Company at any time in the future, the Company will cause such person to agree in writing to be bound by the terms and conditions of paragraph 3 of this Agreement and to consent to and do any and all acts or things which may be necessary to give effect to the terms thereof.

6. Notices

All notices and other communications hereunder shall be in writing and shall be delivered by hand to the parties at the following addresses or sent by telecopy at the following telecopier numbers or at such other addresses or telecopier numbers as shall be specified by the parties by like notice:

(a) if to the Shareholder:

Unit 803, 8/F, Dina House, Ruttonjee Centre
11 Duddell Street, Central
Hong Kong

Attention: Michael J. Smith
Fax: 852.2537.3689

(b) if to the Company:

Palm Court
28 Pine Road
Belleville, St. Michael
Barbados

Attention: Michael J. Smith
Fax: 246.429.5143

The date of receipt of any such notice shall be deemed to be the date of delivery thereof or, in the case of notice sent by telecopy, the date of successful transmission thereof (unless transmission is received after normal business hours, in which case the date of receipt shall be deemed to be the next business day).

7. Applicable Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

8. Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of the United States of America unless otherwise stated.

9. Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party hereto.

10. Time of Essence

Time shall be of the essence of this Agreement.

11. Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and each signed copy sent by electronic facsimile transmission shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

12. Further Assurances

Each party shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required in order to implement this Agreement.

IN WITNESS THEREOF the parties have entered into this Agreement as of the date and year first above written.

MASS FINANCIAL CORP.

Per: ______________________________
Authorized Signatory

KHD HUMBOLDT WEDAG INTERNATIONAL LTD

Per: ______________________________
Authorized Signatory

Exhibit 3

SCHEDULE A

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO SERIES A PREFERRED SHARES

The Series A Preferred Shares shall have attached to them the following special rights and restrictions:

1. DEFINITIONS

For the purposes of this Schedule, the following terms shall have the following meanings:

1.1 "**Common Shareholders**" means the registered holders of the Old Common Shares or the New Common Shares, as applicable;

1.2 "**Company**" means Mass Financial Corp.;

1.3 "**Constating Documents**" means the Articles of Continuance, as amended;

1.4 "**Cumulative Redemption Amount**" in respect of a Preferred Share means the aggregate of the Redemption Amount plus the amount of any dividends payable on the Preferred Share under section 6.8 of this Schedule;

1.5 "**Initial Redemption Amount**" in respect of a Preferred Share means the amount equal to the quotient contained by dividing (i) the fair market value of the Old Common Shares, at the time the Old Common Shares were exchanged for the Preferred Shares and the New Common Shares, less $100, by (ii) the number of Preferred Shares issued at the time the Old Common Shares were exchanged for the Preferred Shares and the New Common Shares;

1.6 "**New Common Shares**" means the class of common shares authorized by the Constating Documents, which, together with the Preferred Shares, were issued in exchange for the Old Common Shares;

1.7 "**Old Common Shares**" means the class of common shares authorized by the Constating Documents, which were issued by the Company and outstanding as of December 1, 2005 and which were exchanged for the Preferred Shares and the New Common Shares;

1.8 "**Preferred Shareholders**" means the registered holders of the Preferred Shares;

1.9 "**Preferred Shares**" means the class of Series A preferred shares issued by the Company, together with the New Common Shares, in exchange for the Old Common Shares;

1.10 "**Redemption Amount**" means the redemption amount of each Preferred Share as calculated in accordance with section 5.4 of this Schedule;

1.11 **"Redemption"** means the repurchase by the Company, at the direction of the Company, of all or any of the then outstanding and issued Preferred Shares from time to time as provided for by section 5 of this Schedule;

1.12 **"Redemption Notice"** has the meaning set out in section 5.1 of this Schedule;

1.13 **"Redemption Priority Special Dividend"** has the meaning set out in section 5.5(a) of this Schedule;

1.14 **"Retraction"** means the repurchase by the Company, at the direction of a Preferred Shareholder, of all or any of the then outstanding and issued Preferred Shares held by such Preferred Shareholder from time to time as provided for by section 6 of this Schedule;

1.15 **"Retraction Notice"** has the meaning set out in section 6.1 of this Schedule;

1.16 **"Retraction Priority Special Dividend"** has the meaning set out in section 6.4(a) of this Schedule;

1.17 **"Sale Priority Special Dividend"** has the meaning set out in section 7.1(a) of this Schedule; and

1.18 **"Surplus Entitlement"** has the meaning set out in the Regulation 5905(10) to the *Income Tax Act*, 1985 R.S.C. c. 1 (5th Supplement) (as amended).

2. RANKING OF PREFERRED SHARES

2.1 In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the Preferred Shareholders shall be entitled to receive in respect of each Preferred Share, in preference and priority over the New Common Shares, an amount equal to the Cumulative Redemption Amount and no more.

2.2 No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Preferred Shares without the prior approval of all of the Preferred Shareholders given in accordance with applicable law by resolution passed by not less than a majority of the votes cast on such resolution by the Preferred Shareholders represented in person or proxy at a meeting of the Preferred Shareholders duly called and held at which at least 10% of the outstanding and issued Preferred Shares at that time are present or represented by proxy.

3. NO VOTING

3.1 The Preferred Shareholders are not entitled to receive notice of, to attend or to vote at any meeting of the Common Shareholders of the Company.

4. DIVIDENDS

4.1 Subject to the Constating Documents, as amended, the Company's by-laws and any applicable restrictions imposed by law, the Preferred Shares shall be entitled to dividends as provided for in this Schedule.

4.2 No dividends shall at any time be declared or paid or set apart for payment on the New Commons Shares if:

(a) the payment of such dividend would reduce the value of the net assets of the Company to less than the aggregate Cumulative Redemption Amount of all of the issued and outstanding Preferred Shares from time to time;

(b) the Company is in arrears on any outstanding Cumulative Redemption Amount for any Redemption or Retraction of any of its issued Preferred Shares;

(c) the Company is in arrears on any outstanding Redemption Priority Special Dividend, Retraction Priority Special Dividend, or Sale Priority Special Dividend; or

(d) the Company is in default of the obligations imposed under section 6 of this Schedule.

5. REDEMPTION

5.1 Subject to the Constating Documents, as amended, the Company's by-laws and any applicable restrictions imposed by law, the Company may, at its option and at any time, redeem all or any number of the outstanding and issued Preferred Shares on payment of the Redemption Amount for each Preferred Share to be redeemed; *provided, however,* that not less than 21 days' notice in writing (the "Redemption Notice") of such Redemption is given to the Preferred Shareholders specifying a date and place or places of Redemption unless the Preferred Shareholders waive the notice required to be given under this section, whether given before or after the Redemption, which waiver will be deemed to cure any default in giving such notice. If notice of any Redemption is given by the Company and an amount sufficient to redeem the Preferred Shares subject to the Redemption Notice is deposited with any trust company or chartered bank as specified in any notice given, on or before the date fixed for Redemption, such Preferred Shareholders will thereafter have no rights against the Company in respect of such Preferred Shares except upon the surrender of certificates for such redeemed Preferred Shares to receive payment for them out of the monies so deposited.

5.2 If the Company does not redeem all of the outstanding and issued Preferred Shares, the Preferred Shares to be redeemed may be selected in such manner as the directors of the Company determine and need not be selected either in proportion to the number of Preferred Shares registered in the name of each Preferred Shareholder or from every or any particular Preferred Shareholder.

5.3 If the Company redeems only part of the Preferred Shares represented by any one Preferred Share certificate, then a new certificate representing the Preferred Shares that are not redeemed shall be issued at the expense of the Company.

5.4 The Redemption Amount shall be initially fixed as the Initial Redemption Amount. The Redemption Amount will be adjusted over time by reference to the following formula:

$$\text{Redemption Amount} =$$

$$\text{Initial Redemption Amount X } (1.04)^{(\text{number of months Preferred Shares have been outstanding}/12)}$$

5.5 Upon receiving a Redemption Notice from the Company:

(a) each Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Preferred Share, whether or not subject to the Redemption Notice, held by that Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the "Redemption Priority Special Dividend"); and

(b) the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Redemption Priority Special Dividend to the Preferred Shareholder.

5.6 The notice deemed to have been given by each Preferred Shareholder in accordance with section 5.5(a) of this Schedule shall be deemed to be withdrawn after the Redemption set out in the Redemption Notice is completed.

5.7 For greater certainty, payment of the Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Preferred Share.

5.8 For greater certainty, the deemed notice and Redemption Priority Special Dividend referred to in section 5.5(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Preferred Share held immediately prior to a Redemption in accordance with section 5 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Preferred Share was, together with any New Common Share(s), exchanged.

6. RETRACTION

6.1 Beginning in the fourth year after the date of issuance of the Preferred Shares, each Preferred Shareholder shall be able to cause a redemption of the Preferred Shares at the rate of up to 1/15 per year of the initial number of Preferred Shares issued to such Preferred Shareholder.

6.2 Subject to section 6.1 of this Schedule, the Company shall, upon receiving notice from a Preferred Shareholder (the "Retraction Notice"), redeem the number of Preferred Shares registered in the name of the Preferred Shareholder as stated in the Retraction Notice by paying to such Preferred Shareholder, for each Preferred Share to be redeemed, the

Redemption Amount; *provided, however,* that not less than 21 days' notice in writing of such Retraction must be given to the Company by the Preferred Shareholder seeking to have its Preferred Shares redeemed, such notice to be delivered by mailing to the registered office of the Company a notice specifying the number of Preferred Shares to be redeemed and surrendering the relevant share certificates for cancellation unless the Company waives the notice required to be given under this section, whether given before or after the Retraction, which waiver will be deemed to cure any default in giving such notice.

6.3 Notwithstanding anything in this Schedule to the contrary, any Retraction of Preferred Shares by the Company upon receipt of a Retraction Notice from any Preferred Shareholder need not be made on a pro rata basis among every or any particular Preferred Shareholder.

6.4 Upon the Company receiving a Retraction Notice from a Preferred Shareholder:

(a) each such Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Preferred Share, whether or not subject to the Retraction Notice, held by that Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the "Retraction Priority Special Dividend"); and

(b) the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Retraction Priority Special Dividend to the Preferred Shareholder.

6.5 The notice deemed to have been given by each Preferred Shareholder in accordance with section 6.4(a) of this Schedule shall be deemed to be withdrawn after the Retraction set out in the Retraction Notice is completed.

6.6 For greater certainty, payment of the Retraction Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Preferred Share.

6.7 For greater certainty, the deemed notice and Retraction Priority Special Dividend referred to in section 6.4(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Preferred Share held immediately prior to a Retraction in accordance with section 6 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Preferred Share was, together with any New Common Share(s), exchanged.

6.8 If a Preferred Shareholder exercises the right of Retraction with respect to its Preferred Shares under section 6.1 of this Schedule and the Company does not redeem such Preferred Shares within 21 days after receiving the Retraction Notice, the Company shall pay to the Preferred Shareholder a dividend of 4% of the Redemption Amount for the Preferred Shares, subject to the Retraction Notice, for each 30 day period (on a pro-rata basis) during which such Preferred Shares are not redeemed.

7. SALE OR TRANSFER OF PREFERRED SHARES

7.1 Upon the Company receiving notice of a proposed transfer or sale (the "Notice of Sale") by a Preferred Shareholder:

(a) each such Preferred Shareholder has the right to give notice, and shall be deemed to have given notice, to the Company requiring each Preferred Share, whether or not subject to such transfer or sale, held by that Preferred Shareholder to become entitled to a priority special dividend in an amount equal to the Cumulative Redemption Amount (the "Sale Priority Special Dividend"); and

(b) the Company shall not declare or pay a dividend on any other class of shares in its capital stock until such time as the Company has paid the Sale Priority Special Dividend to the Preferred Shareholder.

7.2 The notice deemed to have been given by each Preferred Shareholder in accordance with section 7.1(a) of this Schedule shall be deemed to be withdrawn after the transfer or sale set out in the Notice of Sale is completed.

7.3 For greater certainty, payment of the Sale Priority Special Dividend by the Company will reduce the Cumulative Redemption Amount payable by the Company on each Preferred Share.

7.4 For greater certainty, the deemed notice and Sale Priority Special Dividend referred to in section 7.1(a) of this Schedule are intended to ensure that the Surplus Entitlement of a Preferred Share held immediately prior to a Sale in accordance with section 7 of this Schedule reflects the Surplus Entitlement of the Old Common Share for which the Preferred Share was, together with any New Common Share(s), exchanged.